                  U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

                               Form SB-1/A-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              EMPS Corporation
                             -----------------
               (Name of small business issuer in its charter)
    Nevada                                                    87-0617371
-----------------------  -----------------------------  -------------------
(State or jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
 of incorporation or      Classification Code Number)   Identification No.)
 organization)
    875 Donner Way, Unit 705, Salt Lake City, Utah 84108, (801) 582-7600
   ----------------------------------------------------------------------
       (Address and telephone number of principal executive offices)

            875 Donner Way, Unit 705, Salt Lake City, Utah 84108
           -----------------------------------------------------
            (Address of principal place of business or intended
                        principal place of business)
           Ronald L. Poulton, 136 E. South Temple, Suite 1700A,
                 Salt Lake City, Utah  84111 (801) 355-1341
          -------------------------------------------------------
         (Name, address and telephone number of agent for service)
Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering. [   ] ___________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [    ]_________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. [    ]__________________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [    ]

                           CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------
Title of each        Dollar Amount    Proposed maximum  Proposed maximum Amount of
class of securities  to be Registered offering price    aggregate        registration
being registered                      per share         offering price   fee
 Common               $200,000         $1.00             $200,000        $55.60

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one):
Alternative 1          ; Alternative 2   X
              ---------                ---------
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                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS
--------------------------------------------------------------------------

             ITEM 1 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                                     i
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          3.   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a)  By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

               (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.


                                     ii
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          6.   The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

          7. The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

            ITEM 2 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
           -----------------------------------------------------
     All expenses are estimates

                                                          Amount
          Expense                                         Maximum
          -------                                         -------
          SEC Registration Fees                            $56.00
          Blue Sky fees and expenses                    $2,500.00
          Printing and shipping expenses                $3,500.00
          Legal fees and expenses                      $10,000.00
          Accounting fees and expenses                  $2,000.00
          Transfer and miscellaneous expenses           $1,944.00

          Total                                        $20,000.00

                           ITEM 3 - UNDERTAKINGS
                           ---------------------

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of EMPS pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of EMPS in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
                                    iii
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     EMPS hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  ITEM 4 - UNREGISTERED SECURITIES ISSUED
                          OR SOLD WITHIN ONE YEAR
                  ----------------------------------------

     The following unregistered securities were issued by EMPS:

     On July 14, 1998, we issued 800,000 shares to Particle Separation Technologies, L.C. to acquire Patents to technology. The transaction was effected pursuant to Section 4(2) of the Securities Act of 1933, as amended.



                                     iv

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                         ITEM 5 - INDEX TO EXHIBITS
                         --------------------------

Exhibit No.    Document
-----------    --------
2.1            Articles of Incorporation                          As Filed

2.2            Bylaws                                             As Filed

4              Subscription Agreement                             As Filed

6.1            Assignment of Patents                              As Filed

10.1           Consent of Independent Auditor                     As Filed

10.2           Consent of Legal Counsel                           Attached
               (Included in Exhibit 11)

11             Opinion re legality                                Attached

12.1           EMPS Corporation 1998                              As Filed
               Stock Option Plan

27             Financial Data Schedule                            As Filed


                      ITEM 6 - DESCRIPTION OF EXHIBITS
                     ---------------------------------

               See Item 5.




                                     v

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                                 SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on September 20, 2000.

                                      EMPS Corporation


By: /s/ Louis Naegle                  Its: President, Treasurer & Director


     This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Title                     Date



/s/ Louis Naegle                   September 20, 2000
Louis Naegle,                      ------------------
President, Treasurer & Director


/s/ Timothy L. Adair               September 20, 2000
Timothy L. Adair                   ------------------
Principal Accounting Officer,
Secretary & Director







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